
02005783

UF 2-28-02

UNITED STATES
... AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 26 2002

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Mutual Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3750 West Deerfield Road
(No. and Street)

Riverwoods	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Barth (847) 520-1900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/02

OATH OR AFFIRMATION

I, Fred Barth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FED Mutual Financial Services, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public



"OFFICIAL SEAL"
JOYCE M. WELLER
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 10/29/2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

■ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

■ Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Board of Directors
FED Mutual Financial Services, Inc.

We have audited the accompanying statement of financial condition of FED Mutual Financial Services, Inc. (a wholly owned subsidiary of FEDLICO Realty Corporation) as of December 31, 2001, and the related statements of operations and retained-earnings deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FED Mutual Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst + Young LLP
Ernst + Young LLP

February 4, 2002

0201-0266586

FED Mutual Financial Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 39,004
Investment – Common stock *(Note 1)*	3,300
Receivable from affiliate	4,210
	$ 46,514
Liability and stockholder's equity	
Liability:	
Accrued expenses	$ 5,231
Stockholder's equity *(Note 2)*:	
Common stock, no par value – 2,000 shares authorized; 10 shares issued and outstanding	1,000
Additional paid-in capital	383,196
Retained-earnings deficit	(342,913)
	41,283
	$ 46,514

Note: There were no changes in the common stock or additional paid-in capital accounts during the year ended December 31, 2001.

See accompanying notes.

FED Mutual Financial Services, Inc.

Statement of Operations and Retained-Earnings Deficit

Year ended December 31, 2001

Income	
Commissions:	
Life and accident and health insurance sales	$ 3,754
Variable annuity sales	135
Administration fees and other	127
Interest income	808
	4,824
Expenses	
Commissions:	
Life and accident and health insurance sales	3,754
Variable annuity sales	135
General and administrative expenses	13,014
	16,903
Loss before income taxes	(12,079)
Federal and state income-tax credit	(2,620)
Net loss	(9,459)
Retained-earnings deficit at January 1, 2001	(333,454)
Retained-earnings deficit at December 31, 2001	$(342,913)

See accompanying notes.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (9,459)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in receivable from affiliate	9,320
Increase in accrued expenses	536
Net cash provided by operating activities and increase in cash	397
Cash at January 1, 2001	38,607
Cash at December 31, 2001	$39,004

See accompanying notes.

FED Mutual Financial Services, Inc.

Notes to Financial Statements

December 31, 2001

1. Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of FEDLICO Realty Corporation (FEDLICO Realty). The Company is a member of the National Association of Securities Dealers (NASD) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life Insurance Company (Mutual) (Federal Life), parent of FEDLICO Realty. The Company is also licensed as a general insurance agency and brokers insurance business written by Federal Life.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Related Party Transactions

All of the Company's commission and administration fee income is derived from the sale of insurance products of affiliates.

Federal Life incurs various expenses on behalf of the Company, principally rent and the salaries of personnel who conduct the operations of the Company that are not reported in the accompanying financial statements.

Investments

In June 2000, the Company through a private offering purchased NASDAQ common stock. The common stock is restricted and cannot be sold on the open market. The common stock is carried at cost since there is no readily available fair value for the securities. However, management believes that the cost approximates fair value.

1. Accounting Policies (continued)

Income Taxes

The operations of the Company are included in the life-nonlife consolidated federal income tax return of Federal Life. In accordance with intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate company tax calculation. At December 31, 2001, there are no significant deferred tax asset or liability amounts. The effective tax rate differs from the federal statutory rate of 34% due to adjustments of prior year taxes. The Company did not pay federal income taxes in 2001.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $33,773, net capital requirements of $5,000, and a ratio of aggregate indebtedness to net capital of .15 to 1. The net capital rules may effectively restrict the payment of cash dividends.

Supplementary Information

Schedule I

FED Mutual Financial Services, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2001

Aggregate indebtedness	
Accrued expenses	$ 5,231
Net capital	
Common stock	1,000
Additional paid-in capital	383,196
Retained-earnings deficit	(342,913)
	41,283
Less:	
Investment – Common stock	3,300
Receivable from affiliate	4,210
Net capital	$ 33,773
Capital requirements	
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum requirement	28,773
Net capital as above	$ 33,773
Ratio of aggregate indebtedness to net capital	.15 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part IIA FOCUS filing.

FED Mutual Financial Services, Inc.

Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2001

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Ernst & Young

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors on Internal Control

Board of Directors
FED Mutual Financial Services, Inc.

In planning and performing our audit of the financial statements and supplementary information of FED Mutual Financial Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.


Ernst + Young LLP

February 4, 2002

Audited Financial Statements and Supplementary Information

FED Mutual Financial Services, Inc.

Year ended December 31, 2001
with Reports of Independent Auditors

FED Mutual Financial Services, Inc.

Audited Financial Statements
and Supplementary Information

Year ended December 31, 2001

Contents